DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR June 10, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable












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                                   FORM 27

                 MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                  OF THE SECURITIES ACT (BRITISH COLUMBIA)

1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      June 9, 2005

3.    Press Release
      -------------

      June 9, 2005

4.    Summary of Material Change
      --------------------------

Vancouver, BC - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced that the international engineering firm Tecna Proyectos Y Operaciones, S.A. (Tecna) has now completed the conceptual design for a 200 tonnes per day modular plant which uses DynaMotive's patented pyrolysis technology. DynaMotive and Tecna co-operated extensively in the design, drawing on the experience provided by the three previous DynaMotive plants. A three dimensional rendering of the plant will be available at DynaMotive's website (www.dynamotive.com) by June 20th. The deliverables for this sophisticated engineering project included:

-Conceptual design for the 200 tpd plant including design codes and product specifications
-Equipment and instrument data sheets - process data.
-Project diagrams, plan and fabrication schedules.

These deliverables put DynaMotive in a position to commence procurement and construction of its next plant totally within its control.

DynaMotive also confirmed that the modular design will be applied to the plant currently being developed with Megacity Recycling and that it intends to replicate it in Canada and internationally. The Company is currently evaluating projects of this capacity in Europe, Latin America and Asia.

The design calls for a plant capable of processing 200 tonnes per day of dry biomass and producing up to 140 tonnes of BioOil and 40 tonnes of char per day (equivalent in total energy to approximately 190,000 barrels of hydrocarbon oil equivalent (BOE) per year, which translates to 132,000 BOE from BioOil and 58,000 BOE from char). The design draws from Tecna's extensive experience in plant modularization and in the energy industry.

Tecna participated in the development of DynaMotive's pilot plants, which were successfully operated at DynaMotive's research facility in Vancouver during 2002 and 2003. Tecna also contributed in the development of process control systems at the 100 tonnes per day co-generation plant which is currently in the final stages of commissioning at West Lorne.

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Richard C.H. Lin
      Chairman
      6996 Arbutus Street
      Vancouver, BC V6P 5S7
      (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 9th day of June 2005.


               DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                           (signed)    "Richard Lin"
                                        Richard Lin
                                        Chairman






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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE
FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION           News Release - June 9, 2005

            200 Tonnes Per Day BioOil Plant Engineering Completed
          Modular Plant to be Deployed in Canada and Internationally

Vancouver, BC - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced that the international engineering firm Tecna Proyectos Y Operaciones, S.A. (Tecna) has now completed the conceptual design for a 200 tonnes per day modular plant which uses DynaMotive's patented pyrolysis technology. DynaMotive and Tecna co-operated extensively in the design, drawing on the experience provided by the three previous DynaMotive plants. A three dimensional rendering of the plant will be available at DynaMotive's website (www.dynamotive.com) by June 20th. The deliverables for this sophisticated engineering project included:

-Conceptual design for the 200 tpd plant including design codes and product specifications
-Equipment and instrument data sheets - process data.
-Project diagrams, plan and fabrication schedules.

These deliverables put DynaMotive in a position to commence procurement and construction of its next plant totally within its control.

DynaMotive also confirmed that the modular design will be applied to the plant currently being developed with Megacity Recycling and that it intends to replicate it in Canada and internationally. The Company is currently evaluating projects of this capacity in Europe, Latin America and Asia.

The design calls for a plant capable of processing 200 tonnes per day of dry biomass and producing up to 140 tonnes of BioOil and 40 tonnes of char per day (equivalent in total energy to approximately 190,000 barrels of hydrocarbon oil equivalent (BOE) per year, which translates to 132,000 BOE from BioOil and 58,000 BOE from char). The design draws from Tecna's extensive experience in plant modularization and in the energy industry.

Tecna participated in the development of DynaMotive's pilot plants, which were successfully operated at DynaMotive's research facility in Vancouver during 2002 and 2003. Tecna also contributed in the development of process control systems at the 100 tonnes per day co-generation plant which is currently in the final stages of commissioning at West Lorne.

Based in Buenos Aires, Argentina, Tecna S.A. is a major engineering and construction company that has played a leading role in the oil and gas sector in Latin America and internationally. Tecna has a proven track record as an EPC contractor in the energy sector, delivering high quality installations and providing project completion guarantees for multinational energy companies. After 30 years in the market, Tecna is a sound and experienced Company that has extended well beyond the boundaries of Argentina.

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.
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For more information on DynaMotive, please call:
Corporate Communications:
Tel:  (604) 267-6000    Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: investor@DynaMotive.com       Website: www.DynaMotive.com


Forward Looking Statement

Statements in this news release concern the company's business outlook or future economic performance; its anticipated ability to deploy the 200 tpd plant design, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.

Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange
Commission.

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